Free Writing Prospectus
Structured Investments Opportunities in U.S. Equities	Registration Statement No. 333-253385 December 8, 2022 Filed Pursuant to Rule 433

Contingent Income Callable Securities due December 19, 2024 Based on the S&P 500® Index Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Callable Securities, which we refer to as the securities. Investors must carefully review the accompanying free writing prospectus referenced below, prospectus, prospectus supplement and Equity Index Underlying Supplement, and the “Risk Considerations” on the following page, prior to making an investment decision.

INDICATIVE TERMS
Issuer:	HSBC USA Inc. (“HSBC”)
Maturity date:	December 19, 2024, subject to adjustment as described in the accompanying Equity Index Underlying Supplement
Underlying index:	The S&P 500® Index (Bloomberg symbol: SPX) (the “SPX” or the “underlying index”). For more information about the underlying index, including historical performance information, see the accompanying free writing prospectus.

Early redemption notice dates:	The observation dates, beginning on March 16, 2023
Observation Dates:	Quarterly, on March 16, 2023, June 16, 2023, September 18, 2023, December 18, 2023, March 18, 2024, June 17, 2024, September 16, 2024 and December 16, 2024 (the valuation date)
Contingent payment dates:	Quarterly, on March 21, 2023, June 22, 2023, September 21, 2023, December 21, 2023, March 21, 2024, June 21, 2024, September 19, 2024 and December 19, 2024 (the maturity date)
Early redemption:	The securities may be redeemed at our discretion on any early redemption notice date, for the principal amount plus the contingent quarterly payment for the related quarterly observation date if any. In order to redeem the securities, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the securities on or prior to the applicable early redemption notice date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker.
Early redemption price:	The sum of the stated principal amount and the contingent quarterly payment, if any, for the related quarterly observation date. This amount will be paid on the contingent payment date following the applicable early redemption notice date.
Contingent quarterly payment:	• Subject to early redemption, if the official closing level for the underlying index on the relevant quarterly observation date is greater than or equal to the coupon barrier level, we will pay a contingent quarterly payment at an annual rate of at least 8.35% of the stated principal amount per security (corresponding to $20.875 (or 2.0875%) per quarter per security) on the related contingent payment date. The actual contingent quarterly payment will be determined on the pricing date. If the official closing level of the underlying index on the relevant quarterly observation date is less than the coupon barrier level, no contingent quarterly payment will be made with respect to that quarterly observation date.
It is possible that the underlying index will remain below the coupon barrier level for extended periods of time or even throughout the entire term of the securities, so that you will receive few or no contingent quarterly payments during the term of the securities.

Payment at maturity:	If the securities have not been previously redeemed, investors will receive a payment at maturity as follows:

•	If the final index level is greater than or equal to the downside threshold level:	the stated principal amount plus, if applicable, the final contingent quarterly payment.
•	If the final index level is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor. In this case, the payment at maturity will be less than 65% of the stated principal amount of the securities and could be zero.

Index performance factor:	final index level / initial index level
Coupon barrier level:	65% of the initial index level
Downside threshold level:	65% of the initial index level
Initial index level:	The official closing level on the pricing date.
Final index level:	The official closing level on the valuation date.
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	December 16, 2022
Original issue: date*:	December 21, 2022 (3 business days after the pricing date)
Estimated initial value:	The estimated initial value of the securities is expected to be less than the price you pay to purchase the securities. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See “Risk Factors—The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.”
CUSIP / ISIN:	40441XXY1 / US40441XXY11
Free writing prospectus:	https://www.sec.gov/Archives/edgar/data/83246/000110465922125377/tm2231995d12_fwp.htm

The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the securities, including a more complete description of the risks relating to the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the Securities
•	You may lose a significant portion or all of your initial investment.
•	You will not receive any contingent quarterly payment for any quarterly observation period where the official closing level of the underlying index on the relevant observation date is less than the coupon barrier level.
•	Investors will not participate in any appreciation of the underlying index, and your return on the securities is limited to the principal amount plus any contingent quarterly payments, regardless of any appreciation in the level of the underlying index.
•	The securities may be called prior to the maturity date.
•	The amounts payable on the securities are linked to the level of the underlying index on the relevant quarterly observation date. • Higher contingent quarterly payments or a lower downside threshold level are generally associated with an underlying index with greater expected volatility and therefore can indicate a greater risk of loss.
Risks Relating to the Underlying Index
•	Investing in the securities is not equivalent to investing in the securities included in the underlying index.
•	Adjustments to the underlying index could adversely affect the value of the securities.
General Risk Factors
Credit risk of HSBC USA Inc.
•	The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ from the market value of the securities in the secondary market, if any.
•	If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estimated initial value of the securities.
•	The price of your securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.
•	The market price of the securities will be influenced by many unpredictable factors.
•	The securities will not be listed on any securities exchange and secondary trading may be limited.
•	Investing in the securities is not equivalent to investing in the securities comprising the underlying index.
•	Hedging and trading activity by our affiliates could adversely affect the value of the securities.
•	The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.
•	The securities are not insured by any governmental agency of the United States or any other jurisdiction.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption “Additional Information About the securities —Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the securities, the free writing prospectus shall prevail. The issuer has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this preliminary free writing prospectus relates. Before you invest, you should read the free writing prospectus relating to the offering, and also the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectus, prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.